United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Trinseo PLC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G9059U107
(CUSIP Number)

1000 Chesterbrook Blvd., Suite 300, Berwyn, PA 19312
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

05 May 2022
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(Dor 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9059U107	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&G Investment Management Limited No I.R.S. Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) (b)	☐ ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom, England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 7,628,044
		8.	SHARED VOTING POWER 0
		9.	SOLE DISPOSITIVE POWER 7,628,044
		10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,628,044
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.10%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. G9059U107	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.RS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&G Global Dividend Fund No I.R.S. Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) (b)	☐ ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom, England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 0
		8.	SHARED VOTING POWER 0
		9.	SOLE DISPOSITIVE POWER 0
		10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,970,311
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.22%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

CUSIP No. G9059U107	13D	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.RS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&G (Lux) Investment Funds 1 No I.R.S. Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) (b)	☐ ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg, Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 0
		8.	SHARED VOTING POWER 0
		9.	SOLE DISPOSITIVE POWER 0
		10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,834,120
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.84%
14.	TYPE OF REPORTING PERSON (see instructions) IV

CUSIP No. G9059U107	13D	Page 5 of 7 Pages

Item 1. Security and Issuer.

This statement relates to the shares of common stock of Trinseo PLC (the “Issuer”). The address of the principal executive offices is:

1000 Chesterbrook Blvd., Suite 300, Berwyn, PA 19312

Item 2. Identity and Background.

Not Applicable.

Item 3. Source or Amount of Funds or Other Consideration.

Not Applicable.

Item 4. Purpose of Transaction.

The Reporting Persons recently increased their investment in the Issuer because they believe that the Common Stock is undervalued and an attractive investment.

The Reporting Persons are enthusiastic about the strategic direction of the Issuer and its prospects for future growth. The Reporting Persons also believe that the Issuer’s existing management team will be capable of executing on the exciting opportunities available to the Company. In light of the Reporting Persons’ confidence in the Issuer’s management and the recent challenges that have emerged relating to the Issuer’s business, the Reporting Persons have determined to take a more active role in supporting the efforts of the Issuer to achieve its full potential. In furtherance thereof, the Reporting Persons intend to engage in discussions with the Issuer and the Issuer’s management and board of directors and other stockholders of the Issuer with respect to issues that may relate to the business, management, operations, assets, capitalization, financial condition, strategic plans, governance, board composition and the future of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors and management, price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments that are based upon or relate to the value of the Common Stock, selling or obtaining financing on some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to securities that are based upon or relate to the value of the Common Stock and/or otherwise taking one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)
M&G Investment Management Limited (“MAGIM”) beneficially owns 7,628,044 shares of Common Stock, which represents approximately 2.10% of 36,151,314 outstanding shares of Common Stock of Trinseo PLC, as published by the company on May 5, 2022.

(b)	M&G Investment Management Limited (MAGIM) has sole voting and investment discretion with respect to the shares.

(c)	The table below details all transactions that took place in the last 60 days from the date of this filing, on behalf of the Reporting Persons identified above.

Acquirer/Disposer	Trade Date	Transaction Type	Amount of Shares	Price Per Share	Where/How Effected
A	03/11/2022	J	130,000	$48.05	Internal transfer
A	03/11/2022	J	4,700	$48.05	Internal transfer
D	03/11/2022	J	134,700	$48.05	Internal transfer
A	04/04/2022	J	72,000	$48.29	Internal transfer
D	04/04/2022	J	80,150	$48.29	Internal transfer
A	04/04/2022	J	8,150	$48.29	Internal transfer

(d)
To the best knowledge of the reporting persons, no person other than the reporting persons identified in this schedule 13D have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned identified herein.

CUSIP No. G9059U107	13D	Page 6 of 7 Pages

Item 6. Contracts,  Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to Be Filed as Exhibits.

CUSIP No. G9059U107	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 05/10/2022

M&G Investment Management Limited

By: /s/ Mark Thomas
Mark Thomas, Head of M&G Regulatory Reporting,
Global Controls and Assurance

M&G Global Dividend Fund

By:	M&G Investment Management Limited, its
manager

By: /s/ Mark Thomas
Mark Thomas, Head of M&G Regulatory
Reporting, Global Controls and Assurance

M&G (Lux) Investment Funds 1

By: M&G Investment Management Limited, its manager

By: /s/ Mark Thomas
Mark Thomas, Head of M&G Regulatory
Reporting, Global Controls and Assurance